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                                                                                                                         Exhibit 12
                                                                 MICHIGAN BELL TELEPHONE COMPANY
                                                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                                      (Dollars in Millions)

                                                       1995         1994       1993      1992       1991
                                                      ------       ------     ------    ------     ------
1.   EARNINGS
     a)           Income before interest cost,
                  income tax, extraordinary charge
                  and cumulative effect of change
                  in accounting principles......      $862.6       $481.3     $589.9    $566.4     $536.6

     b)           Single Business Tax...........        26.2         28.3       27.6      25.2       25.6

     c)           Portion of rental expense
                  representative of the interest
                  factor (1) (2)................        13.1         11.8       13.5      14.5       14.8
                                                      ------       ------     ------    ------     ------
                       Total 1(a) through 1(c)..      $901.9       $521.4     $631.0    $606.1     $577.0
                                                      ======       ======     ======    ======     ======


2.   FIXED CHARGES

     a)           Total interest cost
                  including capital
                  lease obligations..............     $ 92.0       $ 98.6     $106.2    $109.6     $125.3

     b)           Portion of rental expense
                  representative of the interest
                  factor (1).....................       13.1         11.8       13.5      14.5       14.8
                                                      ------       ------     ------    ------     ------
                       Total 2(a) through 2(b)...     $105.1       $110.4     $119.7    $124.1     $140.1
                                                      ======       ======     ======    ======     ======
  RATIO OF EARNINGS TO FIXED CHARGES.............       8.58         4.72       5.27      4.88       4.12
                                                      ======       ======     ======    ======     ======
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(1)  One-third of rental expense is considered to be the amount representing return on capital.

(2) Earnings are income before income taxes and fixed charges. Since the Single Business Tax (the Tax) and rental expense have already been deducted, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(3) The results for 1995 reflect a $64.9 pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement work force restructuring, partially offset by increased force costs related to the restructuring started in 1994, as well as a write-down of certain data processing equipment to net realizable value. Results for 1994 reflect a $174.4 pretax charge associated with the nonmanagement work force restructuring. Costs of the work force restructuring program have largely been funded from the Ameritech Pension Plan.

(4)  Interest cost includes capitalized interest expense.

(5) Earnings have not been adjusted to reflect the timing of dividends received and equity in earnings of unconsolidated affiliates since the effect on an annual basis has been insignificant.